UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: ___________

[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  December 31, 2004

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:___________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

Temecula Valley Bancorp Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

27710 Jefferson Avenue, Suite A-100
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Address of Principal Executive Office(Street and Number)

Temecula, CA  92590
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City, State and Zip Code


                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                           (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

     Temecula Valley Bancorp Inc. (the "Company") files this report for a 15-day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company will not file its Form 10-K by March 16, 2005 because it will be unable to complete the preparation of its consolidated financial statements and the additional work required to complete management's assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005. As of the date of this filing, management of the Company has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Donald A. Pitcher        (800)                        939-3736
     -----------------     -----------               --------------------
          (Name)           (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

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


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Temecula Valley Bancorp Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 11, 2005                               By: /s/ Donald A. Pitcher
                                                       -------------------------
                                                       Donald A. Pitcher
                                                       Executive Vice President/
                                                       Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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